Mail Stop 3561

June 29, 2006

Mr. Michael Mak
Chief Executive Officer & Chief Financial Officer
BonusAmerica Worldwide Corp.
834 S. Broadway, 5th Floor
Los Angeles, California 90014

   **RE:**  **BonusAmerica Worldwide Corp.**
       **Form 10-KSB for Fiscal Year Ended December 31, 2005**
       **Filed April 24, 2006**
       **Form 10-QSB for the Quarterly Period Ended March 31, 2006**
       **File No. 333-64804**

Dear Mr. Mak:

   We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis or Plan of Operation, page 21

Results of Operations for the Twelve Months Ended December 31, 2005 and December 31, 2004, page 22

1.  Please revise to provide a discussion and analysis of segment operating results or results of operations of continuing operations and discontinued operations as applicable.  Please refer to the comment below regarding the shift in your focus away from internet retail and commerce.  Please also revise your discussion and analysis of cost of revenues, gross margin and administrative expenses to the extent necessary to provide an understanding and evaluation of operating performance.  Please refer to Item 303(b) of Regulation S-B.

2.  Please include a discussion and analysis of other income and interest expense. Refer to Item 303(b)(1) of Regulation S-B.

Liquidity and Capital Resources for the Twelve Month Period Ended December 31, 2005 and 2004, page 23

3.  We note that you included disclosure in Form 10-QSB for the quarterly period ended March 31, 2006 regarding your ability to raise additional financing and the realization of assets as a going concern.  Please tell us the conditions and events that occurred during the quarter that raise substantial doubt about your ability to raise additional financing and continue in existence as a going concern.  Please also tell us the facts and circumstances that support your expectation to meet your capital needs for the next twelve months from sales revenues, existing cash resources and other external sources of financing as disclosed on page 23.

4.  It appears that a increase in cash flows provided by operating activities was attributable to changes in operating assets that was partially offset by a reduction in net income and non-cash charges as opposed to the increased revenue from your media and advertising business and resulting cash collections.  Please revise as appropriate.  Please also revise to discuss the underlying business reasons for significant changes in operating assets and liabilities for the years presented. Please refer to Item 303(b)(1) of Regulation S-B.

Financial Statements, page 24

Consolidated Balance Sheet, page 25

5.  Please tell us your basis in GAAP for classifying restricted cash as a current asset. Please refer to paragraph 6 in Section A, Chapter 3 of ARB 43. If you conclude that restricted cash should be classified as a non-current asset, please revise to correct the classification error. In addition, please disclose the correction of the classification error as a restatement in accordance with paragraphs 36 and 37 of APB 20.

Consolidated Statements of Operations, page 26

6.  It appears that you included the equivalent number of shares of common stock issued for the net monetary assets of Longbow in the weighted average number of shares outstanding for the entire 2004 year as opposed to the portion of year they were outstanding. Please revise your earnings per share calculations to correct the error. In addition, please disclose the correction of the error as a restatement in accordance with paragraphs 36 and 37 of APB 20.

7.  We note your disclosure on page 4 that you shifted your focus away from internet retail and commerce, your product sales operating segment, to direct all of your resources toward the growth of your media and advertising business, your advertising and list rentals operating segment, within the Asian marketplace. In addition, it appears that you disposed of the assets of the product sales segment. Please tell us why the results of operations of this segment are not reported as discontinued operations in accordance with paragraph 43 of SFAS 144. In doing so, tell us why this segment is not a component as defined in paragraph 41 of SFAS 144 and why the conditions in paragraph 42 of SFAS 144 are not met. Please also tell us whether the loss on disposal of fixed assets and provision for obsolescence reported in the consolidated statements of cash flows are attributable to the discontinued segment. If you conclude that the results of operations of the product sales segment should be reported as discontinued operations, please revise to correct the classification error. In addition, please disclose the correction of the classification error as a restatement in accordance with paragraphs 36 and 37 of APB 20.

8.  Please tell us the items and their amounts included in the other income line item for each year presented.

Consolidated Statements of Changes in Stockholders' Equity, page 27

9.  Since the acquisition of BonusAmerica is accounted for as a recapitalization, please revise to retroactively reflect the change in capital structure and equivalent number of shares of common stock received by the shareholders of BonusAmerica.  In doing so, please present net assets contributed at December 31, 2003 as common stock and additional paid-in capital and the issuance of common stock to the shareholders of Longbow for its net monetary assets as a 2004 transaction.  You may want to refer to your presentation in Form 10-QSB/A filed on June 8, 2004.  Please also disclose in Note 1 to the financial statements that the capital structure of the consolidated enterprise, being the capital structure of Longbow, is different from that appearing in the financial statements of BonusAmerica in earlier periods due to the recapitalization.

Consolidated Statements of Cash Flows, page 28

10. Please tell us your basis in GAAP for classifying cash flows from loans and advances to related parties in cash flows from financing activities.  Please refer to paragraphs 16 and 17 of SFAS 95.  If you conclude that loans and advances to related parties should be classified as cash flows from investing activities, please revise to correct the classification error.  In addition, please disclose the correction of the classification error as a restatement in accordance with paragraphs 36 and 37 of APB 20.

Notes to Consolidated Financial Statements

Note 1 – Basis of Presentation and Significant Accounting Policies, page 29

Principles of Consolidation, page 29

11. We note your disclosure on page 17 that that you operate your Internet-related and advertising businesses in China through a variable interest entity.  Please tell us the variable interests in the VIE held by you and other parties, the rights and obligations conveyed by those variable interests and the relationships of your variable interests with variable interests held by other parties.  In doing so, please summarize the assets, liabilities, equity and other contracts that absorb variability and why you do not absorb a majority of the VIE's expected losses.  In addition, please disclose the information required by paragraph 24 of FIN 46(R).

Revenue Recognition, page 30

12. Please tell us and disclose your policies for recognition of revenues from selling advertising space on your Internet marketing portals.

Note 2 – Segment Information, page 33

13. Please tell us and disclose your policies for allocation of centrally incurred costs, interest expense and other revenues to your reportable segments.  In addition, please disclose the information about geographic area required by paragraph 38 of SFAS 131.  Finally, if applicable, please revise to address the comment above related to the shift in your focus away from internet retail and commerce.

Controls and Procedures, page 36

14. Please revise the disclosure regarding the effectiveness of your disclosure controls and procedures to include the entire definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e).  See Item 307 of Regulation S-B.

15. Item 308(c) of Regulation S-B requires disclosure of any change in internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.  Please revise accordingly.

Exhibits and Reports on Form 8-K, page 41

16. On January 9, 2006 you filed a Form S-8 which incorporates by reference all exchange act reports filed subsequent to the date of the registration statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.  It does not appear that you obtained and filed the consent of your independent registered public accounting firm as required by Item 601(b)(23) of Regulation S-B.  Please advise or revise.

Form 10-QSB for Quarterly Period Ended March 31, 2006

17. Please revise to address each of the above comments as applicable.

Controls and Procedures, page 14

18. Please revise the disclosure regarding the effectiveness of your disclosure controls and procedures to include the entire definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e).

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may with to provide us with marked copies of the amendment to expedite out review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to

Mr. Michael Mak
BonusAmerica Worldwide Corp.
June 29, 2006
Page 7

William Thompson at (202) 551-3344.  Any other questions may be directed to me at
(202) 551-3843.


Sincerely,


George F. Ohsiek, Jr.
Branch Chief